Exhibit 99.1

FOR IMMEDIATE RELEASE

Affimed Announces Annual General Meeting of Shareholders

Heidelberg, Germany, May 22, 2017 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, announced today that the Annual General Meeting of Shareholders will be held on Tuesday, June 20, 2017. The meeting will be held at Hilton Amsterdam, Apollolaan 138, 1077 BG Amsterdam, The Netherlands. The meeting will start at 2:30 p.m. CET.

The notice and agenda of the general meeting are available free of charge in the Investor Relations section under “Notice to convene the Annual General Meeting of Shareholders of Affimed N.V.” of Affimed's corporate website at www.affimed.com. They are also available on the SEC's website at www.sec.gov.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK- and T-cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

IR Contact:

Caroline Stewart, Head IR

Phone: +1 347394 6793

E-Mail: IR@affimed.com or c.stewart@affimed.com

Media Contact:

Anca Alexandru, Head of Communications

Phone: +49 6221 64793341

E-Mail: a.alexandru@affimed.com